Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-88044) pertaining to the Safeco Long-Term Incentive Plan of 1997, in the Registration Statement (Form S-3 No. 333-102298) and related Prospectus pertaining to the $775,000,000 in Safeco securities, and in the Registration Statement (Form S-3 No. 333-33444) pertaining to the Safeco Agency Stock Purchase Plan, of our reports dated February 18, 2005, with respect to the consolidated financial statements and schedules of Safeco Corporation, Safeco Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Safeco Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Seattle, Washington

March 3, 2005